WEIL, GOTSHAL & MANGES LLP
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DALLAS
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NEW YORK
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MIAMI

BRUSSELS
BUDAPEST
FRANKFURT
LONDON
PRAGUE
WARSAW

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

SUPPL

WRITER'S DIRECT LINE
202 682-7296

October 9, 2002

RECD S.E.C.
OCT 9 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

02055435

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey

dlw
10/30

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE +353 1 605 1004
FAX +353 1 605 1104

SALE OF ERIN AND RODGERS BY GREENCORE

GREENCORE GROUP plc ("GREENCORE") ANNOUNCES TODAY THAT IT HAS COMPLETED THE SALE OF ITS SUBSIDIARIES ERIN FOODS LIMITED, ERIN FOODS MANUFACTURING LIMITED (TOGETHER " ERIN") AND WILLIAM RODGERS (FOODS) LIMITED ("RODGERS"), HAVING RECEIVED REGULATORY APPROVAL, TO CAMPBELL SOUP COMPANY ("CAMPBELL") FOR €27.2 MILLION.

ERIN, WHICH IS BASED IN THURLES, IRELAND MANUFACTURES A RANGE OF BRANDED AND OWN LABEL DRIED SOUPS, SAUCES AND SNACK MEALS. RODGERS, WHICH IS BASED IN KIRKBY-IN-ASHFIELD, UK, MANUFACTURES PASTA IN SAUCE AND SAVOURY RICE AND A VARIETY OF DRIED PACKAGED GROCERIES IN PRIVATE LABEL FORMATS.

COMMENTING ON THE SALE, GREENCORE'S CHIEF EXECUTIVE, DAVID DILGER SAID "WE ARE VERY PLEASED TO HAVE COMPLETED THIS TRANSACTION WITH CAMPBELL. ERIN FOODS WILL SIGNIFICANTLY BENEFIT FROM BECOMING A PART OF THE WORLD'S LEADING SOUP COMPANY".

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

20th September, 2002.

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 28TH AUGUST 2002, THAT BANK OF IRELAND NOMINEES LIMITED ("BANK OF IRELAND") HAS A NOTIFIABLE INTEREST IN 26,246,510 (13.96%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE 25,730,467 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, 162,942 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES AND 353,101 ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS OF BANK OF IRELAND, NORTRUST AND CITIBANK.

C.M. Bergin
Group Company Secretary

cc. David Dilger
Patrick Kennedy
Conor O'Leary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

29th August 2002